Annual Statement as to Compliance
For the Year Ended December 31, 2006

JP Morgan Chase Commercial Securities Trust
Series 2006-CIBC14

Pursuant to Section 3.13/11.09 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By: Mark E. McCool
Title: Senior Vice President
Date: February 20, 2007

.inv 787libA

Real Estate Finance, Investments, Services	Capmark Finance Inc. 200 Witmer Road Horsham, Pa 19044